Filed by Del Monte Foods Company
Commission File No. 001-14335
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Del Monte Foods Company
Commission File No. 001-14335

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934.

Safe Harbor Statements

         Del Monte will file a proxy statement-prospectus and other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission (“SEC”). Investors are urged to read the proxy statement-prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information on the proposed transaction. You will be able to obtain documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, you may obtain documents filed by Del Monte with the SEC by requesting them in writing from Del Monte Foods Company, P.O. Box 193575, San Francisco, CA 94119-3575, Attention: Investor Relations, or by telephone at (415) 247-3382. In addition, you may obtain documents filed by Heinz with the SEC by requesting them in writing from HJ Heinz Company, P.O. Box 57, Pittsburgh, PA 15230, Attention: Karyll A. Davis, or by telephone at 412-456-5770.

         Del Monte and its directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from Del Monte shareholders. A list of the names of those directors and executive officers and descriptions of their interests in Del Monte is contained in the Company’s proxy statement-prospectus which will be filed with the SEC. Shareholders may obtain additional information about the interest of the directors and executive officers in this transaction by reading the proxy statement-prospectus when it becomes available.

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The following letter was distributed to employees of H.J. Heinz Company on June 13, 2002
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[Del Monte Letterhead]

June 14, 2002

Greetings:

I am writing to express my enthusiasm regarding the announcement of the formation of our new company. The businesses we will be combining are respected in our industry, have solid underlying fundamentals with strong consumer franchises and reflect the contribution of each person in them. On behalf of everyone at Del Monte Foods, let me say we eagerly look forward to working together to create the exciting new food company envisioned in yesterday’s announcements.

The potential for success is enormous as we consolidate already highly regarded brands and businesses into a powerful new organization, recognized by our customers, consumers and communities as the best in our business and whose sum will be vastly greater than its parts. Our objective, to be respected in our industry for our performance and our people, is absolutely achievable given the foundation we are putting into place.

Change is always challenging, but the change we are about to undertake leads, I firmly believe, to a great future for our new company and all of us.

Attached is a brief overview as well as a fact sheet that will acquaint you with Del Monte Foods. Also, I hope you will enjoy one of our very special Orchard Select products using the enclosed coupon.

As you are aware, government approvals will require some time to be completed. However, the efforts required during that period will be critical as we transition our businesses for the consolidation which will occur later this year. Your contribution to that process will be very important and very much appreciated. Our objective will be to operate as a unified company from the day of closing.

I will be working closely with Bill Johnson to make sure we move forward deliberately and thoughtfully, and that we keep you and your new colleagues at Del Monte Foods as fully informed as possible on our progress. Our goal will be to build on the best of both businesses to create a successful, growing future for our company.

Sincerely,

Rick Wolford

/mr